Ms. Pamela Long, Assistant Director

May 21, 2015

Mr. Craig Slivka, Special Counsel

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re: Remove-By-You, Inc.:  Effectiveness of Registration Statement on Form S-1 originally filed January 20, 2015, as amended by Amendment No. 3 to Registration Statement on Form S-1 filed on May 5, 2015 (SEC File Number 333-201607)

Dear Ms. Long and Mr. Slivka:

This letter serves as Remove-By-You, Inc., a Nevada corporation’s (the “Company”) request, per specific guidance received by the Company’s securities counsel Krueger LLP, for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), so that such Registration Statement shall become effective at 5:00 p.m. (EDT) on Tuesday, May 26, 2015, or as soon thereafter as practicable.

In that respect and in furtherance of our Acceleration Request, the Company hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Mr. Kyle Markward at the following address and location:

Remove-By-You, Inc.

128 Walnut Hill Road

Bethel, Connecticut 06801

Very truly yours,

/s/Kyle Markward

Kyle Markward, President, Chief Executive Officer and

Chief Financial Officer

Remove-By-You, Inc.

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